Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

London, 1 May 2013

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Randgold Resources Limited

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation: iii	FMR LLC

4. Full name of shareholder(s) (if different from 3.):iv	See Section 9

5. Date of the transaction and date on which the threshold is crossed or reached:[v]	29 April 2013

6. Date on which issuer notified:	30 April 2013

7. Threshold(s) that is/are crossed or reached:vi, vii	5%

8. Notified details:

A: Voting rights attached to sharesviii, ix

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights[x]
			Indirect	Directxi	Indirectxii	Direct	Indirect
GB00B01C3S32	4,619,599	4,619,599	4,455,300		4,455,300		4.83

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction
Type of financial instrument	Expiration datexiii	Exercise/ Conversion Periodxiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instrumentsxv, xvi

Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration datexvii	Exercise/ Conversion periodxviii	Number of voting rights instrument refers to	% of voting rightsxix, xx
					Nominal	Delta
Total (A+B+C)
Number of voting rights				Percentage of voting rights
4,455,300				4.83

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:xxi

Sum of Factored Shares Held
Custodian	Advisor	Total
	CROSBY ADVISORS-CROSBY ADVISORS, A SERVICE OF STRATEGIC ADVISORS, INC	37,400
BANK OF NEW YORK MELLON	FMRC-FIDELITY MANAGEMENT & RESEARCH COMPANY INC.	69
BROWN BROTHERS HARRIMAN AND CO	FMR-FIDELITY MANAGEMENT AND RESEARCH	1,153,195
	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	2,800
	PGATC-PYRAMIS GLOBAL ADVISORS TRUST COMPANY	90,900
CIBC MELLON TRUST (C)	FIDELITY INVTS-FIDELITY INVESTMENTS CANADA	91,500
	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	3,900
CITIBANK NA (C)	FMR-FIDELITY MANAGEMENT AND RESEARCH	250,723
GOLDMAN SACHS AND CO	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	-500
JPMORGAN CHASE BANK	FMR-FIDELITY MANAGEMENT AND RESEARCH	43,458
	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	25,400
	PGATC-PYRAMIS GLOBAL ADVISORS TRUST COMPANY	7,602
MELLON BANK NA (C)	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	5,300
	PGATC-PYRAMIS GLOBAL ADVISORS TRUST COMPANY	11,900
	SAI-STRATEGIC ADVISERS GROUP	23,459
NATIONAL BANK TRUST (C)	FIDELITY INVTS-FIDELITY INVESTMENTS CANADA	3,800
National Financial Services (C)	FCM-FIDELITY CAPITAL MARKETS	1
NORTHERN TRUST CO (C)	FMR-FIDELITY MANAGEMENT AND RESEARCH	835,933
	PGATC-PYRAMIS GLOBAL ADVISORS TRUST COMPANY	8,200
ROYAL TRUST- TORONTO (C)	FIDELITY INVTS-FIDELITY INVESTMENTS CANADA	10,700
	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	3,200
STATE STREET BANK AND TR CO	FMR-FIDELITY MANAGEMENT AND RESEARCH	791,960
	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	1,002,400
	PGATC-PYRAMIS GLOBAL ADVISORS TRUST COMPANY	41,600
	SAI-STRATEGIC ADVISERS GROUP	5,700
US BANK NA (C)	PGALLC-PYRAMIS GLOBAL ADVISORS, LLC.	4,700
Grand Total		4,455,300

Proxy Voting:
10. Name of the proxy holder:	FMR LLC
11. Number of voting rights proxy holder will dispose:	164,299
12. Date on which proxy holder will dispose voting rights:	29 April 2013
13. Additional information:	None
14. Contact name:	Shelley Muller
15. Contact telephone number:	fil-regreporting@fil.com, 01737 837148

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation

Full name (including legal form of legal entities)	FMR LLC

Contact address (registered office for legal entities)	82 Devonshire Street, Boston, Massachusetts 02109 United States of America

Phone number & email	01737 837148 / fil-regreporting@fil.com

Other useful information (at least legal representative for legal persons)	Shelley Muller

B: Identity of the notifier, if applicable

Full name	Martin Welsh

Contact address	Randgold Resources Limited 3rd Floor, Unity Chambers 28 Halkett Street St. Helier Jersey JE2 4WJ

Phone number & email	+44 1534 735 333 martin.welsh@randgold.com

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information